NO ACT

PE 3-1-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10011143

March 25, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated March 1, 2010

Dear Mr. Palm:

This is in response to your letters dated March 1, 2010 and March 11, 2010 concerning the shareholder proposal submitted to Goldman Sachs by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated March 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment, AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

March 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated March 1, 2010

The proposal requests that the board adopt a policy prohibiting current or former chief executive officers of public companies from serving on the compensation committee and further provides that such policy "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We note that Goldman Sachs did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

March 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is in connection with the earlier request, dated March 1, 2010 (the "Company Request"), by The Goldman Sachs Group, Inc. (the "Company") for confirmation from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that it will not recommend enforcement action to the Commission if the Company excludes a proposal by the AFL-CIO Reserve Fund (the "Proponent") from the Company's 2010 proxy materials. In the Company Request, the Company also requested a waiver of the 80-day deadline under Rule 14a-8(j). The Company Request was submitted to the Staff on March 1, 2010, the first business day following the Staff's initial posting of no-action letters (the "February Letters") permitting exclusion of substantially similar proposals on the basis that the companies lacked the power and authority to implement these proposals.

We are writing with respect to a response letter dated March 4, 2010 that was submitted by the Proponent to the Staff. In this response letter, the Proponent refers to a no-action letter, dated January 26, 2010, to Cigna Corporation, and asserts that the posting of this letter should have given the Company a basis for determining that the Staff would permit exclusion of the proposal. We are puzzled by this reference to the Cigna letter, because the relief in that case was based solely on a procedural defect (*i.e.*, failure to provide proof of ownership under Rule 14a-8(f)), and the Staff specifically stated that it was not addressing the merits of the request to exclude the proposal under Rule 14a-8(i)(6).

As discussed in the Company Request, by submitting its letter on the first business day following the publication by the Staff of the February Letters, the Company acted in good faith and in a timely manner.

This letter is being submitted electronically to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the shareholder proponent. Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

cc: Vineeta Anand, AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

March 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Goldman Sachs Group, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Goldman Sach's Group, Inc. ("Goldman" or the "Company"), by letter dated March 1, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Goldman urges:

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Goldman's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. Goldman argues that:

(1) the Proposal is in violation of Rule 14a-8(i)(6), because the Company lacks the power and the authority to implement it, and;

(2) the Company has a "good cause" for missing Rule 14a-8(j)'s 80-calendar day deadline for submitting its No-Action request "on the first business day following

> the [Commission's website] posting of the No-Action letters [relevant to the Proposal] to minimize delay."

While it is correct that the Commission has approved No-Action requests from other companies receiving proposals from Proponent that are virtually identical to the Proposal before Goldman, *Time Warner, Inc.* (February 22, 2010); *Honeywell International Inc.* (February 18, 2010); *Verizon Communications Inc.* (February 18, 2010), Goldman's "good cause" plea for a waiver of Rule 14a-8(j) is not supported by the facts. Goldman received the Proposal from Proponent on December 8, 2009 and the Commission posted the first of its No-Action approvals regarding this Proposal on January 26, 2010, *CIGNA Corporation* (January 26, 2010), not as Goldman contends, on February 26, 2010.

II. Goldman has failed to demonstrate a "good cause" basis for a waiver of Rule 14a-8(j)(1)'s 80-day submission requirement.

A "good cause" basis for missing the 80-day submission deadline for company No-Action requests was first referenced in Staff Legal Bulletin 14 (July 13, 2001). The sheer volume of company No-Action requests from December through February each year, coupled with companies' needs to prepare annual proxy materials, required the imposition of an 80-day deadline, which could be waived for "good cause."

Subsequent decisions have defined the term "good cause" to mean that a company may have legitimate reasons for failing to submit a request. For example, in *Occidental Petroleum Corporation* (March 12, 2009), the company delayed filing its No-Action request until after the 80-day deadline. The Company admitted it had sent its request for No-Action to the wrong address at the Commission. The Staff denied the company's request for a "good cause" waiver of the 80-day deadline.

Goldman makes a similarly deficient request. First, the Company failed to request a No-Action letter when it received Proponent's Proposal on December 8, 2009. Second, Goldman apparently ignored the Commission's decision on a substantially similar proposal in *CIGNA Corporation* on January 26, 2010. Third, Goldman delayed filing its No-Action request until March 1, 2010.

Goldman's No-Action request attempts to define "good cause" in a context that can only be described as disingenuous. Having failed to file a No-Action request when it received the Proposal on December 8, 2009, Goldman failed to check the Commission's website until

February 26, 2010. By that time, the Commission's decision in *CIGNA Corporation* had already been on the Commission's website for nearly thirty calendar days.

Goldman chooses to ignore its failure to examine the Commission's website in a timely manner and instead claims that the Commission's "timing of the posting of the No-Action letters [relevant to the Proposal constitutes] good cause for failing to meet the 80-day deadline." The Company then stretches its definition of "good cause" by claiming that its March 1, 2010 No-Action request was submitted "on the first business day following the posting of the No-Action Letters to minimize any delay."

Even if one accepted this definition of "good cause," the first business day following the posting of the Commission's decision in *CIGNA Corporation* was on or about January 26, 2010, not March 1, 2010.

III. Of the five companies receiving proposals virtually identical to the Proposal before Goldman, only Goldman failed to file a timely No-Action request.

Proponent submitted virtually identical proposals to five companies for inclusion in their 2010 proxy statements, including Goldman. Each company, except Goldman, filed a No-Action request within the 80-day filing requirements of Rule 14a-8(j). The Commission, as already noted, issued No-Action letters in *CIGNA Corporation* (January 26, 2010); *Time Warner, Inc.* (February 22, 2010); *Honeywell International Inc.* (February 18, 2010) *and Verizon Communications Inc.* (February 18, 2010).

Given the facts surrounding Goldman's request: its failure to file a No-Action letter when it first received the Proposal on December 8, 2009; Goldman's failure to file a No-Action letter when the Commission issued its decision in *CIGNA Corporation* on January 26, 2010; and Goldman's failure to file a request for a No-Action letter on February 26, 2010, there is no basis to grant Goldman's request. If the Commission were to grant Goldman's request for a No-Action letter, the Commission would be undermining the very basis of Rule 14a-8(j), which is to encourage timely submission of No-Action requests.

IV. Conclusion

Goldman has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

Goldman has failed to demonstrate "good cause" for its failure to comply with the 80-day deadline of Rule 14a-8(j).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov** and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Gregory K. Palm, Executive Vice President and General Counsel

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

March 1, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the AFL-CIO Reserve Fund. The full text of the Proposal is included in Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**Resolved:** The shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."*

The preamble and supporting statement included in the Proposal, as well as the proponent's cover letter enclosing the Proposal, are included in Exhibit A.

II. Reason for Omission

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power and authority to implement it.

Pursuant to Rule 14a-8(i)(6), a proposal may be excluded if the Company would lack the power or authority to implement the Proposal. The Proposal, if implemented, would require the Company's Board of Directors (the "Board") to adopt a policy prohibiting any current or former chief executive officer from serving on the Board's Compensation Committee. The election of directors of a Delaware corporation, such as the Company, is exclusively within the province of the stockholders, with the exceptions that the board of directors may fill a vacancy and a directorship arising from an increase in the size of the board. The Board can recommend a slate of candidates meeting the criteria set forth in the Proposal to be chosen by stockholders at the Company's annual meeting; however, the Board cannot ensure that the stockholders will elect these candidates. As a result, the Company lacks the power and authority to implement the Proposal because neither the Company nor the Board can guarantee that directors meeting the criteria set forth in the proposal will be elected to serve on the Board and therefore will be eligible to be appointed to the Compensation Committee.

The Staff has recently concurred in the exclusion of shareholder proposals that are substantially identical to, and submitted by the same proponent as, the Proposal. *See Time Warner, Inc.* (Feb. 22, 2010); *Honeywell International Inc.* (Feb 18, 2010); *Verizon Communications Inc.* (Feb. 18, 2010) (together, the "No-Action Letters").

III. Waiver of 80-Day Submission Requirement

Rule 14a-8(j) promulgated under the Exchange Act requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Company intends to file the definitive 2010 Proxy Materials with the Commission less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline.

This no-action request is being submitted based upon the No-Action Letters, which relate to proposals with substantially identical resolutions that were posted to the Commission's website on February 26, 2010, which is less than 80 days before the Company intends to file the 2010 Proxy Materials. The No-Action Letters clarify that the Staff views a requirement that a director not be a current or former chief executive officer the same way as a requirement that a director be independent (i.e., that the Board lacks the power to ensure that its chairman or any other director will retain his or her independence at all times).

Based on the timing of the posting of the No-Action Letters, which the Company believes represents the application of the guidance in *Staff Legal Bulletin 14C* (June 28, 2005) to this situation, the Company believes that it has good cause for failing to meet the 80-day deadline. The Company has acted in good faith and in a timely manner, submitting this letter on the first business day following the posting of the No-Action Letters to minimize any delay.

Based on the foregoing, the Company believes that it has good cause for its failure to meet the 80-day deadline, and respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Vineeta Anand, AFL-CIO Reserve Fund (w/ attachment)

Exhibit A

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 7, 2009

Sent by FAX and UPS Next Day Air

John Rogers
DEC 08 2009
Received

Mr. John F. W. Rogers, Secretary
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

Dear Mr. Rogers:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 387 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Resolved: The shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that compensation committees must be independent of management to ensure fair and impartial negotiations of pay with individual executives. We believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of the potential for conflicts of interest in setting the compensation of their peers.

We believe that CEOs who benefit from generous pay packages view them as essential to retain and motivate other executives—those who benefit from stock option plans see them as necessary, and those who receive "golden parachutes" regard them as a key element of compensation. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee has resulted in excessive pay packages for senior executives beyond what is necessary. According to the Company's 2009 proxy statement, four of the eight directors on the Compensation Committee are current or former CEOs. Our concern is especially acute at companies where the CEO is also the Board Chairman.

In their 2004 book "*Pay Without Performance*," law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay. Carol Bowie, a corporate governance expert at RiskMetrics Group, notes that CEOs who sit on other compensation committees "don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Compensation expert Graef Crystal recommends barring CEOs from serving on compensation committees. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate." *(Bloomberg News, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

Our Company's Chairman and CEO Lloyd Blankfein received $42.9 million in 2008, including the grant date fair value of equity awards. Goldman Sachs is expected to pay record bonuses of $717,000 per employee in 2009, despite accepting $10 billion in federal assistance and anticipated earnings 22% lower than in 2007. (*The Wall Street Journal*, Nov. 23, 2009.) We are also concerned that the inclusion of temporary employees and consultants in our Company's headcount in its financial statements may understate the per-employee compensation. *(id.)*

We urge you to vote FOR this proposal.